Exhibit 99.2

                                                                                                                     Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
ir@nice.com

NICE Actimize Selected by Republic Bank of Chicago to Support its
Anti-Money Laundering Strategy

NICE Actimize’s proven analytics and robust detection models support this community bank’s goal to install a cost-effective anti-money laundering strategy

New York – January 15, 2014 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, has been chosen by Republic Bank of Chicago to implement Actimize Anti-Money Laundering (AML) solutions, including the Actimize Suspicious Activity Monitoring and Customer Due Diligence (CDD) solutions, in support of the community bank’s recently updated anti-money laundering strategy. The implementation of the Actimize AML solutions are designed to be more cost-effective, obtain better quality alerts, provide greater consistency to better support regulatory compliance, and reduce risk. Republic Bank of Chicago is a 40-year old community bank with more than $1 billion in assets.

According to Lillian Vukmirovic, Senior Vice President, Operations and BSA Officer for Republic Bank of Chicago, regulatory pressures, combined with the fact that the bank outgrew its previously installed transaction monitoring system, led to the bank’s development of a restructured anti-money laundering strategy and the adoption of these two key components of Actimize’s Anti-Money Laundering (AML) suite.

“The industry-proven AML solutions from NICE Actimize met our objective for getting our AML system working more effectively on our behalf, combined with our confidence in their commitment to continually invest in updating their solutions’ features,” said Vukmirovic. “We were looking to create an effective anti-money laundering platform that would replace our current AML system, allowing us to house all three of our divisions under one platform, and eliminating any current manual processes being performed today. Furthermore, we also believe that Actimize’s solutions will better equip us to address any future regulatory changes.”

“The industry’s community banks are facing increased regulatory scrutiny and compliance issues, and we have addressed this concern with our industry-proven technologies and experience,” said Amir Orad, president and CEO, NICE Actimize. “Our advanced solutions will cost-effectively support the bank as it works to keep up with the evolving regulatory landscape.”

The Actimize Suspicious Activity Monitoring (SAM) solution provides Republic Bank of Chicago with extended scenario coverage to identify and report suspicious transactions related to money laundering and terrorist financing, by leveraging one of the industry’s largest libraries of detection rules, and the capability to combine profile and behavioral analytics.

In addition, the Actimize Customer Due Diligence (CDD) solution provides dynamic customer onboarding and risk scoring as part of Know Your Customer (KYC) due diligence processes, thus providing increased assessment accuracy of customer risk throughout the customer relationship lifecycle. With the Actimize solutions, Republic Bank of Chicago can automate CDD policies and processes to streamline onboarding and can reduce approval response time, improve customer experience, and maintain comprehensive risk evaluations that meet regulatory compliance scrutiny.

About Republic Bank Chicago
Serving Chicagoland for more than 40 years, Republic Bank of Chicago was founded in 1964 with a single location on the southwest side. Republic Bank has thrived as a family-owned neighborhood bank, growing to sixteen locations throughout the Chicago area with its corporate headquarters located in Oak Brook, IL. Republic Bank of Chicago is a strong community bank with over $1 billion in assets.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.